

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Li Xudong
Chief Executive Officer
Cereplast, Inc.
Room 2707, Global Mansion, Zhengbian Road, Jishui District,
Zhengzhou City, Henan Provence 450000 China

    Re: Cereplast, Inc.
       Amendment No. 1 to Registration Statement on Form 10-12G
       Filed April 23, 2021
       File No. 000-56252

Dear Ms. Xudong:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 10. Recent Sales of Unregistered Securities, page 21

1.   We note your revisions in response to prior comment 10. Please revise to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available for each of the unregistered sales disclosed in this section. Refer to Item 701 of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered
Description of Preferred Stock, page 21

2.   We note your response to prior comment 11 that your board of directors consented to amending the Series A designation of your preferred stock to provide for conversion to common shares at a 1:1 ratio. Please expand your disclosure to describe:

- the Series A preferred stock that was issued and outstanding prior to April 15, 2020;
- the circumstances related to the issuance of the remaining 510 shares of the Series A preferred stock and your board's determination to amend the A designation, including the provision for and subsequent conversion of the class; and
- the circumstances related to the creation of your Series A-1 Preferred stock.

Please also disclose what happened to the 490 shares of common stock that were converted from the Series A preferred stock and tell us why those shares are not reflected at all in this filing.

Exhibit Index, page 24

3.   We note your response to prior comment 2 that you plan to file the Stock Purchase Agreement dated October 22, 2020 as Exhibit 10.1 to this amendment; however, we further note no such exhibit has been included in the filing. Please amend to file the Stock Purchase Agreement as an exhibit to your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett at 202-551-3606 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Ada D. Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Barnett, Esq.